AptarGroup, Inc.
265 Exchange Drive, Suite 100
Crystal Lake, Illinois 60014

February 23, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: AptarGroup, Inc.

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-253392)

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AptarGroup, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-253392), filed with the Commission on February 23, 2021, together with all exhibits thereto (the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because it was erroneously coded and filed as form type “S-3” rather than form type “S-3ASR.” The Company re-filed the Registration Statement on February 23, 2021 with the proper EDGAR codes to identify it as a filing on form type “S-3ASR.” The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact Lindsey Smith of Sidley Austin LLP at (312) 853-7000.

Very truly yours,

     AptarGroup, Inc.

By: /s/ Kimberly Y. Chainey
Name: Kimberly Y. Chainey
Title: Executive Vice President, General Counsel and Secretary